Norske Skog

RECEIVED
2004 JUL 19 P 12: 06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Lysaker, 2004-07-09

United States Securities and Echange Commission
Washington DC 20549

USA

04035580

SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange on June 16, June 17 and June 22, 2004.

Yours faithfully
Norske Skogindustrier ASA
Shareholders' Register

Heidi Lesjø

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

Enclosure: Messages sent to Oslo Stock Exchange June 16, 17 and 22, 2004

7/19

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Norske Skog

Message to Oslo Stock Exchange

NSG-Purchase of 75.000 own shares

Norske Skog has today bought 75.000 own shares at a price of NOK 114,04.

Norske Skog's own holding amounts to 555.476 shares after this purchase, which is done under the authorization to buy back up to 10 % of the shares, given by the Annual General Meeting.

The shares will be used in connection with the employee share scheme and for bonus payments, and they will not be cancelled. The current buy-back program is limited to 500,000 shares and goes on until December 31, 2004.

Oxenøen, 16 June 2004

NORSKE SKOG

Investor Relations

Norske Skog

Message to Oslo Stock Exchange

NSG-Purchase of 50.000 own shares

Norske Skog has today bought 50.000 own shares at a price of NOK 115,56.

Norske Skog's own holding amounts to 605.476 shares after this purchase, which is done under the authorization to buy back up to 10 % of the shares, given by the Annual General Meeting.

The shares will be used in connection with the employee share scheme and for bonus payments, and they will not be cancelled. The current buy-back program is limited to 500,000 shares and goes on until December 31, 2004.

Oxenøen, 17 June 2004

NORSKE SKOG

Investor Relations

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Norske Skog

Message to Oslo Stock Exchange

NSG-Purchase of 39,500 own shares

Norske Skog has today bought 39,500 own shares at a price of NOK 117.93.

Norske Skog's own holding amounts to 644,976 shares after this purchase, which is done under the authorization to buy back up to 10 % of the shares, given by the Annual General Meeting.

The shares will be used in connection with the employee share scheme and for bonus payments, and they will not be cancelled. The current buy-back program is limited to 500,000 shares and goes on until December 31, 2004.

Oxenøen, 22 June 2004

NORSKE SKOG

Investor Relations

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81